FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 13 August 2003 – 14 August 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Correspondence

1.1	Letter to Securities and Exchange Commission - 8 August 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Marie Cox Company Secretary

Dated:	14 August 2003

MARKO BOGOIEVSKI

Chief Financial Officer

8 August 2003

Mr Barry N Summer

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 0407

Washington DC 20549

United States of America

Dear Mr Summer

Telecom Corporation of New Zealand

Form 20-F for the fiscal year ended June 30, 2002

Filed November 26, 2002

File No. 1-10798

This letter responds to your letter dated July 25, 2003 relating to the comments of the staff of the Securities and Exchange Commission in connection with the abovementioned filing.

The responses to the staff’s comments are numbered to relate to the corresponding comments in your letter. Capitalised terms used and not otherwise defined herein have the respective meaning set forth in the filing.

1.	We note your response to comment 12. Please supplementally respond to the following:

•	We note your response to comment 12(a). Please confirm to us that revenue is not recognized on the sale of the phone until it is sold by the dealer to the end customer. If this is not your accounting policy, please tell us your policy and reference the applicable U.S. GAAP accounting literature supporting your accounting treatment.

No revenue is recognised by Telecom for sale of handsets by third party dealers. These dealers acquire the handsets directly from a wholesaler (who is unrelated to Telecom). Revenue for the sale of handsets by Telecom-owned dealers is recognised only when the phone is sold to the end customer.

•	We note your response to comment 12(b). Tell us more about the “free minutes” provided to the wireless customers. Tell us how the customers earn these minutes and when and how long the customer has to utilize these “free minutes.” Additionally, we note your response refers to Issue 2 of EITF 00-22, however, your response does not appear to address the items discussed by the Task Force. More specifically, tell us whether you allocate a portion of the revenue on the transaction to the “free minutes” that may be delivered in the future or whether you believe the value of the service is insignificant in relation to the value of the transactions necessary to earn the award and record a liability for the estimated cost of the award.

Free minutes have from time to time been offered to new prepaid customers upon initial connection to the Telecom network for promotional reasons, although Telecom does not presently undertake a significant amount of this activity. These minutes will usually have no fixed expiry period. No revenue is allocated to these minutes as the relative fair value of these minutes compared to the cost of the phone is low and the minutes are normally used by the customer within a short period after buying the

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phone. Any adjustment would therefore be immaterial and would be unlikely to cross a reporting date (except for phones sold immediately before balance date).

No airtime revenue will therefore be recognised by Telecom until the customer acquires further pre-paid minutes following the use of their free minutes. This revenue is then recognised as the paid minutes are used by the customer.

Depending on the terms of the plan, post-paid subscribers generally receive a fixed number of minutes each month in return for payment of a fixed fee. Any usage beyond this fixed number of minutes is billed on a per-minute basis. The fixed minutes are not free minutes as such. The monthly fee is recognised as revenue by Telecom evenly throughout the month, with revenue deferred for any portion of the fee that is billed in advance.

•	We note your response to comment l2(e). For U.S. GAAP purposes, we believe that the deferral method, which recognizes revenue ratably over the expected life of the directory, is an acceptable method. Additionally, if supported by specific facts and circumstances, the delivery method (recognizing revenue based upon the total directories delivered to subscribers as a percentage of total estimated directories to be delivered to subscribers) can also be an acceptable revenue recognition method.

Since you have the ability to shorten the circulation period of the directory, you should be able to demonstrate, in addition to satisfying the other SAB 101 criteria that the fee is fixed and determinable by meeting the following criteria:

•	You have a consistent history of leaving the directory in circulation for one year (or other established contractual period).
•	You intend to leave the Current directory outstanding for the established contractual period.
•	The decision of when to publish a new directory is solely within your control.
•	The total number of directories to be delivered (initial and secondary delivery) can be reasonably and reliably estimated.

We note that you shortened the directory life for a number of smaller directories in recent years. If you are required to shorten the life of the directories for any number of factors, it appears that the decision to publish a new directory may not remain solely within your control. Please advise or revise.

Telecom recognises directory revenues upon publication of the directory, which is defined as the point where directories are delivered to subscribers. Telecom has an established history of leaving directories in circulation for approximately one year and intends to continue to do so. There is no fixed contractual period for which directories must remain in circulation. From time to time, Telecom may move the annual publication date of a particular directory forward or back by up to (but not more than) one month. Such decisions are based on optimising Telecom’s printing and production schedules and are at Telecom’s discretion. The decision of when to publish a new directory is solely within Telecom’s control.

Each time a directory is published, Telecom will immediately provide one copy to every fixed line subscriber within the directory area. Thus the number of directories in the initial delivery can be very reliably estimated. Secondary deliveries are minimal (less than 1% of total deliveries) and are generally charged for, with revenue recognised when the directory is sold. Therefore, Telecom does not make an adjustment for secondary deliveries when recognising revenue on initial delivery.

2.	We note your response to comment 15. Please supplementally respond to the following regarding this transaction:

•	Tell us whether you are using the capacity purchased from Southern Cross in your operations and believe you will be able to utilize the additional capacity you are committed to purchase;

Capacity purchased from Southern Cross is being used by Telecom in its international telecommunications business. Current forecasts indicate that additional committed capacity purchases will be used to meet increased future volumes for Internet and data traffic.

•	Tell us in more detail why you considered it appropriate to recognize revenue related to the dividends received from Southern Cross, particularly in light of the fact that you are able to exercise significant influence over the investee and would be aware of the fact that it was likely that a substantial portion of the dividends received related to cash received by Southern Cross for capacity transactions which would not have been recognized as revenue by Southern Cross;

Dividends received from Southern Cross were initially applied against Telecom’s equity investment in Southern Cross, reducing this to zero. Then, for US GAAP purposes, they were applied against Telecom’s advances to Southern Cross, reducing these also to zero. It was not appropriate to recognise a further credit against Telecom’s investment (taking it below zero) as Telecom had not guaranteed any obligations of Southern Cross nor did it have any other commitment to provide further financial support, therefore recognising a liability would not have been appropriate. Accordingly, the amount of dividends in excess of the carrying value of Telecom’s equity investment and advances was recognised as income.

•	Tell us whether the other investors in Southern Cross received dividends representing the same percentage of their equity investment in Southern Cross as you received.

All investors in Southern Cross received a dividend in proportion to their equity investment in the company.

3.	We note your response to comment 17. Please confirm that your purchased capacity is physically limited to a specific fiber and wavelength of light within the cable. Additionally, please confirm that if you are not currently using the capacity, no one else may use it.

We confirm that, once activated, purchased capacity is physically limited to a specific fibre and wavelength of light within the cable (capacity purchased is initially held as “MIU” points, then once Telecom activates the capacity, it is assigned a specific fibre and wavelength of light). While not necessarily expected, it is possible that the fixed fibre and wavelength of light could be changed for a different fibre and wavelength of light during the life of the capacity in order for configuration of the cable to be optimised.

We confirm that no one else is able to use capacity that has been purchased by Telecom that is not currently in use.

4.	We note your response to comment 21. With reference to the factors listed in paragraph 17 of APB 18, tell us in more detail why you believe you do not have the ability to exercise significant influence over the operating and financial policies of Hutchison 3G Australia and Team Talk. Specifically, tell us the amount of representatives you have on the board of directors, whether you have material intercompany transactions with either investee, or the interchange of managerial personnel. We note that even though your involvement in the determination of the operational and financial policies of the investees is a passive one, this does not mean that you do not have the ability to exercise significant influence in the event you chose to do so. Your response should also provide us more detail about the other investors in Hutchison 3G Australia and Team Talk, including the relative ownership percentages of the other material investors and the number of representatives they have on the Board of Directors of the investees.

Hutchison 3G Australia Limited (“H3G”)

Telecom has a 19.9% stake in H3G. The remaining 80.1% is held by Hutchison Telecommunications Australia Limited (a member of the Hutchison Whampoa Group), who actively control H3G. H3G’s Board presently consists of eight members. Telecom is entitled to appoint 2 directors, while the other six directors are appointed by the Hutchison Whampoa Group. There is no interchange of management personnel between Telecom and H3G, nor are there any material intercompany transactions between the two companies (Telecom does intend to resell H3G’s products in the future). H3G has no technological dependency on Telecom, as it sources its technology from other members of the Hutchison Whampoa group or external suppliers.

Other than the fact that Telecom has representation on H3G’s Board, there are none of the factors indicated by paragraph 17 of APB 18 as signifying significant influence present in the relationship between Telecom and H3G. Regardless of Telecom’s Board representation, its ability to exercise significant influence is precluded by Hutchison’s active control of the company. As a result, Telecom has little input into the operating and financial policies of H3G.

Team Talk

At 30 June 2002, Telecom held a 19.9% stake in Team Talk Limited that was acquired as part of a deal to sell Telecom’s mobile radio business to Team Talk. The other investors in Team Talk were affiliates of Active Equities Limited (who at 30 June 2002 held a stake of approximately 49%), another private equity investor (approximately 8%) and management. The other major shareholders exercised effective control over the Company, which precluded Telecom’s ability to exert significant influence. Team Talk made a profit of approximately $2.5 million for the year ended 30 June 2002, therefore, even if Telecom had been able to exert significant influence, the impact of its equity earnings would have been immaterial.

Team Talk has a Board consisting of 5 members, of which Telecom was entitled to appoint one representative. There was no interchange of management personnel nor technological dependence. Telecom is a major supplier of communications services to Team Talk, there are no other intercompany transactions.

Recognising that Telecom’s minor investment had little strategic benefit to either party, Team Talk re-acquired Telecom’s investment at cost in June 2003.

5.	We note your presentation of segment results for the nine months ended March 31, 2003 in Exhibit 1.1 of your release. Tell us why you have presented two different presentations of your results for the nine months ended March 31, 2003 and clarify which set of results is appropriate for the period presented. In that regard we note that you disclose under the contents section that exhibit 1.1 is the “revised annexure one segment note,”

When Telecom’s third quarter results were initially released to the market, due to a system change, Telecom was unable to report its total assets split by industry or geographic segment. The segmental disclosures of total assets were completed a short time after the original release and accordingly the segmental disclosures were re-filed with the New Zealand and Australian stock exchanges to include these balance sheet numbers. These revised disclosures were filed under cover of form 6-K on 22 May 2003. They were identical to the original disclosures except that they also included the split of total assets by industry and geographic segment. As these latter disclosures are the most complete, they are the most appropriate set of results for the period presented.

We trust that this letter is of assistance in your review of Telecom’s filing. If you have any questions, please call me on +64 4 498-9493 or Peter Garty, Group Financial Controller, on +64 4 498-9337.

Yours Sincerely

Marko Bogoievski

Chief Financial Officer